EXHIBIT 11.1

IBEX LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

As adopted on August 7, 2020

Conducting the business affairs of IBEX Limited (together with its subsidiaries, the “Company”) in accordance with the highest ethical standards and in compliance with legal requirements aligns directly with our mission of providing quality solutions to our customers. A reputation for ethical conduct, market leadership and business success builds the bond between employees, officers, members of the Board of Directors of the Company (the “Board”), shareholders, vendors, consultants and all business partners to satisfy the demands of customers. The integrity of the Company provides a foundation for this mission.

The Board has adopted this Code of Business Conduct and Ethics (this “Code”) in order to deter wrongdoing and promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.
full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the protection of Company assets, including corporate opportunities and confidential information;

5.	fair dealing practices;

6.	deter wrongdoing;

7.	the prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and

8.	accountability for adherence to this Code.

Nothing in this Code is intended to require any action contrary to law or the contractual obligations of the Company under that certain Stockholder’s Agreement, dated as of September 15, 2017 (the “Stockholder’s Agreement”), between the Company and The Resource Group International Limited (“TRGI”). If the Code conflicts with any law, you must comply with the law. If the Code conflicts with any contractual obligation of the Company or right of TRGI under the Stockholder’s Agreement, you should consult with the Company’s Legal Department.
Nothing in the Code is intended or will be considered (i) to amend the memorandum of association or bye-laws of the Company, (ii) to change the legal duties imposed under state, federal and other applicable statutes, rules and regulations or otherwise change any contractual obligation of the Company or rights of TRGI under the Stockholder’s Agreement, (iii) to expand liabilities beyond applicable law, (iv) to create or imply an employment contract or term of employment or (v) to affect any rights available under state and other applicable law or the Company’s memorandum of association or bye-laws.

All directors, officers and employees are required to be familiar with this Code, comply with its provisions and report any suspected violations as described below.

HONEST AND ETHICAL CONDUCT

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

CONFLICTS OF INTEREST

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Loans by the Company to, or guarantees by the Company of, obligations of directors, officers, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of, obligations of any director or executive officer or their family members are expressly prohibited.

Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in the paragraph below.

Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the Legal Department. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Legal Department with a written description of the activity and seeking the Legal Department’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the Legal Department.

Directors and executive officers should seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee or otherwise comply with the procedures set forth in the Company’s Bye-laws.

CORPORATE OPPORTUNITIES

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity to do so arises. Directors, officers and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or position. Directors, officers and employees may not use Company property, information or position for personal gain. Except as otherwise permitted by the Stockholder’s Agreement with respect to Identified Persons (as defined therein) serving as directors or officers of the Company, no director, officer or employee may compete with the Company.

CONFIDENTIALITY

Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to the Company’s competitors, or harmful to the Company or its customers, suppliers or partners if disclosed.

FAIR DEALING

Each director, officer and employee should endeavor to deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair dealing practice.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability and are prohibited.

All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be reported for investigation immediately.

The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

COMPLIANCE

Directors, officers and employees should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

The Company’s operations are subject to laws and regulations in the United States, Bermuda, and in other countries. Our core values demand that we ensure diligent adherence to the requirements of all applicable laws, rules and regulations. Significant areas of law that could be applicable to the activities of the Company include, but are not limited to (i) privacy and data security/protection laws; (ii) patent and trademarks laws; (iii) anti-trust laws governing free and open competition; (iv) health, safety and environmental laws; (v) federal securities laws; and (vi) federal and state laws and regulations related to healthcare and health insurance industries.

In addition to the areas addressed above, the Company requires full compliance with the Foreign Corrupt Practices Act (“FCPA”), which makes illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official, for the purpose of (i) influencing any act or failure to act, in the official capacity of that foreign official or party or (ii) inducing the foreign official or party to use influence to affect a decision of a foreign government or agency; in order to obtain or retain business for anyone, or direct business to anyone. Furthermore, the Company requires full compliance with the Bermuda Bribery Act 2016 (the “Bribery Act”) which includes offences of a similar nature to the FCPA including: (i) bribing, (ii) being bribed, (iiii) bribery of foreign public officials, and (iv) a corporate offence of failing to prevent bribery. All Company employees, officers and directors, whether located in the United States or abroad, are responsible for FCPA and Bribery Act compliance and the procedures to ensure FCPA and Bribery Act compliance.

Although not all directors, officers and employees are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department.

Insider trading is unethical, illegal and a violation of the Company’s Insider Trading Policy.

DISCLOSURE

The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and the applicable rules and regulations promulgated by the SEC.

Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must use appropriate efforts to ensure that the Company’s books, records and accounts are accurately maintained.

Each director, officer and employee must cooperate with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

Each director, officer and employee who is involved in the Company’s disclosure process must:

1.	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

2.
take all appropriate steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

REPORTING AND INVESTIGATION OF VIOLATIONS

Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the Legal Department.

After receiving a report of an alleged prohibited action, the Audit Committee, the Legal Department or the relevant supervisor must promptly take all appropriate actions necessary to investigate.

All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

PROHIBITION ON RETALIATION

The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code, and any such retaliation may be a violation of the Company’s Whistleblower Policy.

ENFORCEMENT AND AMENDMENT

The Company must ensure prompt and consistent action against violations of this Code.

If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board.

If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor determines that a violation of this Code has occurred, the supervisor will report such determination to the Legal Department.

Upon receipt of a determination that there has been a violation of this Code, the Board or the Legal Department will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

This Code may be amended, modified or waived by the Nominating and Corporate Governance Committee of the Board.

WAIVERS

The Board (in the case of a violation by a director or executive officer) or the Legal Department (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

Any waiver for a director or an executive officer shall be disclosed as required by SEC and Nasdaq rules.